Exhibit 1

AUDIOCODES LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2005

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Interim Condensed Consolidated Balance Sheets	2
Interim Condensed Consolidated Statements of Operations	3
Interim Condensed Consolidated Statements of Cash Flows	4 - 5
Notes to Interim Condensed Consolidated Financial Statements	6 - 15

AUDIOCODES LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and par value data

	June 30, 2005	December 31, 2004
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$135,126	$166,832
Short-term marketable securities	1,036	-
Trade receivables (net of allowance for doubtful accounts of $ 583 and $ 685 as of
June 30, 2005 (unaudited) and December 31, 2004, respectively)	17,724	14,470
Other receivables and prepaid expenses	4,761	4,608
Inventories (Note C)	9,359	10,059

Total current assets	168,006	195,969

LONG-TERM INVESTMENTS:
Long-term bank deposits and structured notes	60,264	50,195
Long-term marketable securities	18,259	-
Investment in an affiliated company	325	487
Severance pay funds	4,824	4,538

Total long-term investments	83,672	55,220

PROPERTY AND EQUIPMENT, NET	6,420	6,694

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET (Note A)	3,524	5,127

GOODWILL (Note A and D)	19,135	9,135

Total assets	$280,757	$272,145

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$8,820	$6,541
Other payables and accrued expenses	16,292	17,981

Total current liabilities	25,112	24,522

ACCRUED SEVERANCE PAY	5,255	4,978

SENIOR CONVERIBLE NOTES	120,747	120,660

SHAREHOLDERS' EQUITY:
Share capital -
Ordinary shares of NIS 0.01 par value:
Authorized - 100,000,000 as of June 30, 2005 (unaudited) and December 31,
2004; Issued - 44,227,557 shares as of June 30, 2005 (unaudited) and
43,808,132 shares as of December 31, 2004; Outstanding - 40,285,418 shares as
of June 30, 2005 (unaudited) and 39,865,993 shares as of December 31, 2004	126	126
Additional paid-in capital	128,881	126,700
Treasury stock	(11,320)	(11,320)
Deferred stock compensation	(88)	(108)
Accumulated other comprehensive income (loss)	(246)	353
Retained earnings	12,290	6,234

Total shareholders' equity	129,643	121,985

Total liabilities and shareholders' equity	$280,757	$272,145

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except per share data

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	Unaudited

Revenues (Note H)	$28,531	$19,111	$55,459	$34,435
Cost of revenues	11,632	8,044	22,574	14,577

Gross profit	16,899	11,067	32,885	19,858
Operating expenses:
Research and development, net	6,101	4,721	11,769	9,113
Selling and marketing	6,454	4,632	12,330	8,892
General and administrative	1,435	1,175	2,846	1,937

Total operating expenses	13,990	10,528	26,945	19,942

Operating income (loss)	2,909	539	5,940	(84)
Financial income, net	546	494	874	1,153
Equity in losses of affiliated company	(214)	(150)	(470)	(229)

Income before taxes on income	3,241	883	6,344	840
Taxes on income	148	44	288	44

Net income	$3,093	$839	$6,056	$796

Basic net earnings per share (Note F)	$0.08	$0.02	$0.15	$0.02

Diluted net earning per share (Note F)	$0.07	$0.02	$0.14	$0.02

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2005	2004
	Unaudited

Cash flows from operating activities:
Net income	$6,056	$796
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,580	1,468
Amortization of marketable securities premium and accretion of discount, net	23	-
Increase in accrued interest on long-term bank deposits and structured notes	(69)	(335)
Equity in losses of an affiliated company	470	229
Increase (decrease) in accrued severance pay, net	(9)	19
Amortization of deferred stock compensation	20	37
Amortization of senior convertible notes discount and deferred charges	94	-
Increase in trade receivables, net	(3,254)	(577)
Increase in other receivables and prepaid expenses	(153)	(329)
Decrease (increase) in inventories	700	(1,129)
Increase in trade payables	2,279	1,020
Increase (decrease) in other payables and accrued expenses	(1,038)	769
Other	(12)	25

Net cash provided by operating activities	6,687	1,993

Cash flows from investing activities:
Investment in an affiliated company	(308)	(260)
Investment in short-term marketable securities	(1,039)	-
Purchase of property and equipment	(960)	(2,663)
Proceeds from sale of property and equipment	96	-
Payment for acquisition of Universal Audio Server ("UAS") (1)	-	(2,500)
Payment for acquisition of Ai-Logix (2)	(10,000)	(8,684)
Investment in long-term bank deposits and structured notes	(10,000)	(12,000)
Investment in long-term marketable securities	(18,279)	-
Proceeds from long-term bank deposits and structured notes called by the banks	-	12,000
Investment in short-term bank deposits	-	(1,106)

Net cash used in investing activities	(40,490)	(15,213)

Cash flows from financing activities:
Issuance costs for senior convertible notes	(84)	-
Proceeds from issuance of shares upon exercise of options and employee stock purchase plan	2,181	3,248

Net cash provided by financing activities	2,097	3,248

Decrease in cash and cash equivalents	(31,706)	(9,972)
Cash and cash equivalents at the beginning of the period	166,832	48,898

Cash and cash equivalents at the end of the period	$135,126	$38,926

Supplemental disclosure of cash flow activities:

Cash paid during the period for income taxes	$84	$53

Cash paid during the period for interest	$1,250	$-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Six months ended June 30,
	2005	2004
	Unaudited

(1) Payment for acquisition of UAS

Net fair value of assets acquired of UAS at the date of acquisition (See also
Note A3a):
Property and equipment	$-	$-
Technology	-	-
Goodwill	-	1,000

	-	1,000
Payment of accrued liability	-	1,500

	$-	$2,500

(2) Payment for acquisition of Ai-Logix

Net fair value of assets acquired and liabilities assumed of Ai-Logix at the date of acquisition (See also Note A3b):
Working capital, net (excluding cash and cash equivalents)	$-	$1,440
Property and equipment	-	329
Technology	-	3,100
Goodwill	10,000	3,815

	$10,000	$8,684

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENDSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data (information as of June 30, 2005 and for the three month and six month periods ended June 30, 2005 and 2004, is unaudited)

NOTE A:	–	GENERAL

1.	Business overview:

AudioCodes Ltd. (“the Company”) and its wholly-owned subsidiaries: Ai Logix Inc., AudioCodes Inc., AudioCodes Europe Ltd. and AudioCodes National Inc. (together “the Group”) design, develop and market technologies and products for enabling the transmission of voice over packet media, gateway technologies and systems for converged networks. The Group’s products are designed to enable the new voice infrastructure to original equipment manufacturers, network equipment providers, systems integrators and distributors in the telecommunications and networking industries.

2.	Basis of presentation:

The accompanying condensed consolidated balance sheet as of June 30, 2005, the condensed consolidated statements of operations for the three and six month periods ended June 30, 2005 and 2004, and the condensed consolidated statements of cash flows for the six month periods ended June 30, 2005 and 2004 are unaudited. These unaudited interim condensed consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the unaudited interim condensed consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Group’s consolidated financial position as of June 30, 2005, its consolidated results of operations for the three and six month periods ended June 30, 2005 and 2004, and its consolidated cash flows for the six month periods ended June 30, 2005 and 2004. Operating results for the periods presented are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2004.

The condensed consolidated balance sheet at December 31, 2004 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

3.	Business combinations:

a.	Acquisition of the Universal Audio Server business (“UAS”) from Nortel Networks Limited (“Nortel”):

On April 7, 2003, the Group purchased from Nortel selected assets of its UAS business. As part of the transaction, Nortel granted the Group a license to use its UAS technology and the Group has undertaken to act as an exclusive supplier to Nortel for its UAS products over a period of three years. In addition, the parties have entered into a development agreement in relation to future platforms.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENDSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data (information as of June 30, 2005 and for the three month and six month periods ended June 30, 2005 and 2004, is unaudited)

NOTE A:	–	GENERAL (Cont.)

The consideration for the transaction amounted to $ 5,500 in cash, of which: $ 2,000 was paid at the closing date, $ 2,000 was paid nine months after the closing date, and $ 1,500 was paid twelve months after the closing date. Under the terms of the acquisition agreement (“the Agreement”), the Group was also required to pay $ 1,000 as a contingent payment, upon Nortel completing product integration under the development agreement. In March 2004, product integration was completed and the $1,000 contingent payment was paid and recorded as part of the acquisition cost as additional goodwill in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combination”.

In accordance with the agreement, contingent payments in the maximum aggregate amount of $ 12,500 was to be paid to Nortel based on net orders for UAS products placed by Nortel over the 18 month period following the closing date. These contingent payments were not considered part of the acquisition cost and, as accrued, were offset against related revenues earned by the Group from orders by Nortel for each respective period. The Group periodically assessed the expected earn out payments, based on net sales from orders placed by Nortel. In 2003, the Group accrued earn out payments in the amount of $ 1,600, which were included in other payables and accrued expenses in the net amount. In 2004, the Group paid Nortel $ 4,917 in cash in respect of actual sales for the relevant 18 month period. As of December 31, 2004, there remains no further obligation for contingent payments to Nortel.

b.	Acquisition of Ai-Logix Inc. (“Ai-Logix”):

On May 12, 2004, AudioCodes Inc. acquired all of the outstanding common stock of Ai-Logix, a provider of advanced voice and data recording hardware integration cards for the call recording and voice or data logging industry. The Group has undertaken to apply Ai-Logix’s technology, strategic partnerships and customer base to expand its business into the call recording and computer telephony integration markets.

The Group paid $ 10,000 in cash at the closing of the transaction. An additional payment of $ 10,000 in cash was made in March 2005 based on the achievement of revenue milestones and additional terms by the Ai-Logix business during 2004 and 2005. This payment was recorded as part of the acquisition cost as additional goodwill in accordance with the provisions of SFAS No. 141.

Ai-Logix became a wholly-owned subsidiary of AudioCodes Inc. and accordingly its results of operations have been included in the consolidated financial statements of the Group since the acquisition date.

This acquisition was accounted for under the purchase method of accounting in accordance with SFAS No. 141.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENDSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data (information as of June 30, 2005 and for the three month and six month periods ended June 30, 2005 and 2004, is unaudited)

NOTE A:	–	GENERAL (Cont.)

Based upon a valuation of tangible and intangible assets acquired, the Group has allocated the total acquisition cost of Ai-Logix’s assets and liabilities, as follows:

May 12, 2004

Trade receivables	$1,846
Inventories	1,680
Prepaid expenses	180
Property and equipment	329

Total tangible assets acquired	4,035

Technology (five years useful life)	3,100
Goodwill	3,815

Total intangible assets acquired	6,915

Total tangible and intangible assets acquired	10,950

Trade payables	(1,015)
Accrued expenses	(1,045)
Other current liabilities	(206)

Total liabilities assumed	(2,266)

Net assets acquired	$8,684

Goodwill includes but is not limited to the synergistic value and potential competitive benefits that could be realized by the Company from the acquisition. Goodwill is not deductible for tax purposes. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets”, goodwill arising from this acquisition will not be amortized.

c.	Senior convertible notes:

In November 2004, the Company issued $ 125,000 aggregate principal amount of 2% Senior Convertible Notes due November 9, 2024 (“the Notes”). The Company is obligated to pay interest on the Notes semi-annually on May 9 and November 9 of each year commencing May 9, 2005.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENDSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data (information as of June 30, 2005 and for the three month and six month periods ended June 30, 2005 and 2004, is unaudited)

NOTE A:	–	GENERAL (Cont.)

The Notes are convertible, at the option of the holders at any time before the maturity date, into Ordinary shares of the Company at a conversion rate of 53.4474 Ordinary shares per one thousand dollars principal amount of Notes, representing a conversion price of approximately $ 18.71 per share. The Notes are subject to redemption at any time on or after November 9, 2009, in whole or in part, at the option of the Company, at a redemption price of 100% of the principal amount plus accrued and unpaid interest. The Notes are subject to repurchase, at the holders’ option, on November 9, 2009, November 9, 2014 or November 9, 2019, at a repurchase price equal to 100% of the principal amount plus accrued and unpaid interest, if any, on such repurchase date. The Company can choose to pay the repurchase price in cash, Ordinary shares or a combination of cash and Ordinary shares. As of June 30, 2005, the Notes are presented as a long-term liability.

The Notes were issued with a conversion price equal to $ 18.71 per share, which reflected the closing share price on the Nasdaq on the date of the offering, which was $ 14.12, plus a premium of 32.5%. In accordance with Emerging Issues Task Force (“EITF”) No. 00-27, no beneficial conversion features was recognized or recorded.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENDSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (information as of June 30, 2005 and for the three month and six month periods ended June 30, 2005 and 2004, is unaudited)

NOTE B:	–	SIGNIFICANT ACCOUNTING POLICIES

1.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.	Marketable securities:

The Company accounts for investments in debt securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”.

Management determines the appropriate classification of its investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities are classified as held-to-maturity since the Company has the positive intent and ability to hold the securities to maturity and, accordingly, debt securities are stated at amortized cost.

The amortized cost of held-to-maturity securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and interest are included in the consolidated statement of operations as financial income or expenses, as appropriate. The accrued interest on short-term and long-term marketable securities is included in other receivables and prepaid expenses.

NOTE C:	–	INVENTORIES

Inventories are stated at the lower of cost or market value. Cost is determined as follows:

Raw materials – using the “moving average cost” method. Finished products – on the basis of direct manufacturing costs.

The Group periodically evaluates the quantities on hand relative to current and historical selling prices and historical and projected sales volume and technological obsolescence. Based on these evaluations, inventory write-offs and write-down provisions are provided to cover risks arising from slow moving items, technological obsolescence, excess inventories, discontinued products and for market prices lower than cost.

	June 30, 2005	December 31, 2004
	Unaudited

Raw material	$3,229	$4,384
Finished products	6,130	5,675

	$9,359	$10,059

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONDENDSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (information as of June 30, 2005 and for the three month and six month periods ended June 30, 2005 and 2004, is unaudited)

NOTE D:	–	GOODWILL

The Company has elected to perform its annual analysis of goodwill during the fourth quarter of the year. No indicators of impairment were identified during the six months ended June 30, 2005.

NOTE E:	–	ACCOUNTING FOR STOCK-BASED COMPENSATION

The Group has elected to follow Accounting Principle Board (“APB”) No. 25, “Accounting for Stock Issued to Employees” and FIN No. 44, “Accounting for Certain Transactions Involving Stock Compensation”, in accounting for its employee stock option plans and its non-compensatory Employee Share Purchase Plan (“ESPP”). Under APB No. 25, when the exercise price of the Company’s share options is less than the market price of the underlying shares on the date of grant, compensation expense is recognized.

The Group adopted the disclosure provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure”, which amended certain provisions of SFAS No. 123 “Accounting for Stock-Based Compensation” to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation, effective as of the beginning of the prior year. The Group continues to apply the provisions of APB No. 25, in accounting for stock-based compensation.

Pro forma information regarding the Group’s net income (loss) and net earnings (loss) per share is required by SFAS No. 123 and has been determined as if the Group had accounted for its employee stock options under the fair value method prescribed by SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model and amortized over the vesting period with the following weighted average assumptions for the three and the six month periods ended June 30, 2005 and 2004:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	Unaudited

Risk free interest	4%	3%	4%	3%
Dividend yield	0	0	0	0
Expected volatility	1.08	1.04	1.08	1.04
Expected life (in years)	4	4	4	4

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except per share data (information as of June 30, 2005 and for the three month and six month periods ended June 30, 2005 and 2004, is unaudited)

NOTE E:	–	ACCOUNTING FOR STOCK-BASED COMPENSATION (Cont.)

Pro forma information under SFAS No. 123 is as follows:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	Unaudited

Net income as reported	$3,093	$839	$6,056	$796
Add:
Stock-based compensation expenses
determined under the intrinsic value
based method included in the
reported net income	9	19	20	37
Deduct:
Stock-based compensation expenses
determined under the fair value
based method for all awards	(2,059)	(1,404)	(4,266)	(2,790)

Pro forma net income (loss)	$1,043	$(546)	$1,810	$(1,957)

Basic net earnings per share as reported	$0.08	$0.02	$0.15	$0.02

Diluted net earnings per share as
reported	$0.07	$0.02	$0.14	$0.02

Pro forma basic net earning (loss) per
share	$0.03	$(0.01)	$0.05	$(0.05)

Pro forma diluted net earning (loss) per
share	$0.02	$(0.01)	$0.04	$(0.05)

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands, except share and per share data (information as of June 30, 2005 and for the three month and six month periods ended June 30, 2005 and 2004, is unaudited)

NOTE F:	–	NET EARNINGS PER SHARE

Basic net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each period. Diluted net earnings per share is computed based on the weighted average number of Ordinary shares outstanding during each period, plus dilutive potential Ordinary shares considered outstanding during the period, in accordance with SFAS No. 128, “Earnings Per Share”.

In accordance with EITF No. 03-6 “Participating Securities and the Two-Class Method under FASB Statement No. 128", convertible notes that include a provision that reduces the conversion price based on the dividends declared by the issuer are not participating securities.

Senior convertible notes and outstanding stock options have been excluded from the calculation of the diluted net earnings per Ordinary share since such securities are anti-dilutive for all periods presented. The total weighted average number of shares related to the senior convertible notes and outstanding options excluded from the calculations of diluted net earnings per share was 8,774,317 and 1,231,400 for the three months ended June 30, 2005 and 2004, respectively, and 8,449,318 and 626,500 for the six months ended June 30, 2005 and 2004, respectively.

The following table sets fourth the computation of basic and diluted net earnings per share (in thousands):

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	Unaudited

Numerator:

Net income available to
shareholders of Ordinary Shares	$3,093	$839	$6,056	$796

Numerator for diluted net earnings per share -
income available to shareholders of Ordinary shares	$3,093	$839	$6,056	$796

Denominator:

Denominator for basic earnings per share - weighted average
number of Ordinary shares, net of treasury stock	40,197	38,356	40,112	38,203
Effect of dilutive securities:
Employee stock options and ESPP	2,662	3,708	3,092	4,127
Senior convertible notes	*) -	*) -	*) -	*) -

Denominator for diluted net earnings per share -
adjusted weighted average number of shares	42,859	42,064	43,204	42,330

*)	Antidilutive.

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (information as of June 30, 2005 and for the three month and six month periods ended June 30, 2005 and 2004, is unaudited)

NOTE G:	–	COMPREHENSIVE INCOME (LOSS)

Total comprehensive income amounted to $ 5,457 and $ 2,757 for the three and six months ended June 30, 2005, respectively, and $ 1,037 and $ 756 for the three and six months ended June 30, 2004, respectively.

All differences from net income to total comprehensive income derived from unrealized gains and losses on forward contracts, net.

NOTE H:	–	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION

a.	Summary information about geographic areas:

The Group manages its business on the basis of one reportable segment. The data is presented in accordance with SFAS No. 131, “Disclosure About Segments of an Enterprise and Related Information”. Revenues in the table below are attributed to geographical areas based on the location of the end customers.

The following presents total revenues for the three month and six month periods ended June 30, 2005 and 2004:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	Unaudited

Israel	$2,646	$1,639	$5,691	$2,896
Americas	14,705	12,466	30,602	21,616
Europe	6,956	2,043	11,655	4,138
Far East	4,224	2,963	7,511	5,785

	$28,531	$19,111	$55,459	$34,435

The following presents total long-lived assets as of June 30, 2005 and 2004:

	June 30, 2005	December 31, 2004
	Unaudited

Israel	$27,926	$19,743
Americas	1,148	1,208
Europe	5	5

	$29,079	$20,956

AUDIOCODES LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (information as of June 30, 2005 and for the three month and six month periods ended June 30, 2005 and 2004, is unaudited)

NOTE H:	–	MAJOR CUSTOMERS AND GEOGRAPHIC INFORMATION (Cont.)

b.	Major customers data as a percentage of total revenues:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004
	Unaudited

Customer A	14%	23%	14%	20%

NOTE I:	–	SUBSEQUENT EVENTS

1.	In August 2005, the Company signed a Summary Of Terms (“SOT”) with an unrelated privately-held company (“invested company”). According to the SOT, the Company would invest $ 1,000 for 10% of the invested company’s share capital. At any time during a period of twelve months from the closing, the Company would have two additional investment options. The first option would be to invest $ 1,000 for an additional 10% of the invested company’s share capital so that the Company’s holdings (after exercise of the option) would be equal to 20% of the invested company’s share capital. The second option would be to invest $ 10,000 in cash or $ 5,000 in cash plus 375,000 of the Company’s ordinary shares for all of the remaining share capital of the invested company. In addition, the Company entered into a Loan Agreement (the “Loan Agreement”) with the invested company pursuant to which it loaned to the invested company an aggregate amount of $350. Unless converted, the loan bears interest at the rate of 180 day LIBOR plus 1.0% and is due and payable on November 1, 2005. In the event that, on or before November 1, 2005, the Company consummates an equity investment in the invested company, then the principal amount of the loan would automatically be applied to pay a portion of the purchase price for the equity investment. To secure the Loan Agreement, the invested company created in favor of the Company a first ranking floating charge over all of the invested company’s assets and a fixed charge over the invested company’s tangible equipment.

2.	In July, 2005, the Company signed a share purchase agreement with another unrelated privately-held company and certain of its shareholders to acquire 19.5% of its ordinary shares for a total purchase price in the amount of $ 670.

3.	In August, 2005, the Company signed a Term Sheet with another unrelated privately-held company to invest $ 500 in consideration of 14.29% of Series A Redeemable Preferred Stock. The Company would also receive a warrant to acquire up to 33% and/or 49% of the unrelated company’s share capital, exercisable for up to 24 months from Closing. Pre money valuation of the unrelated company for such purpose shall be deemed to increase at such time by 10% at the 12 months anniversary from Closing and by another 10% at the 24 months anniversary from Closing.